Mastercard
2000 Purchase Street
Purchase, NY 10577-2509

Tel 1-914-249-2000

www.mastercard.com

February 12, 2025
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Notice of disclosure filed in the Annual Report on Form 10-K for the three months and year ended December 31, 2024 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Mastercard Incorporated has made disclosure pursuant to such provisions for the three months and year ended December 31, 2024 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 12, 2025.

Sincerely,

/s/ Tiffany Hall
Tiffany Hall
General Counsel